Exhibit 99.1

Arco Provides Update Related to the Non-binding Proposal

São Paulo, Brazil, January 26, 2023 – Arco Platform Limited, or “Arco” or “Company” (Nasdaq: ARCE), today announced that its board of directors (the “Board”) formed in December 2022 a special committee (the “Special Committee”) consisting of four independent and disinterested directors, Beatriz Amary, Carla Schmitzberger, Edward Ruiz and Stelleo Tolda, to evaluate and consider the previously announced preliminary non-binding proposal, dated November 30, 2022 (the “Proposal”), from General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto or their respective affiliates (the “Public Shares”) and any potential alternative transactions with respect to the acquisition of the Public Shares by General Atlantic and Dragoneer or by any other party or parties. The Special Committee retained (i) Evercore Group L.L.C. and Seneca Evercore Advisors Ltda.as its financial advisor, (ii) Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, (iii) Carey Olsen Cayman Limited as its Cayman Islands legal counsel and (iv) BMA - Barbosa Müssnich Aragão Advogados as its Brazilian legal counsel, in each case to assist it in its mandate.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Proposal is under evaluation by the Special Committee; however, no decisions have been made with respect to the response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposal or any potential alternative transaction, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements pertaining to the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance and the approval and consummation of the transaction related to the Proposal or any alternative transaction. The successful achievement of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by such statements. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance. Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/